December 4, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Re:	Morgan Stanley Capital I Inc. Registration Statement on Form SF-3 File No. 333-206582
Ladies and Gentlemen:
The undersigned, as Registrant, hereby withdraws its request of December 3, 2015 that the effective date for the above-referenced Registration Statement be accelerated.
Very truly yours,
MORGAN STANLEY CAPITAL I INC.

By:	/s/ Kevin Ng
	Name:	Kevin Ng
	Title:	President